October 2, 2019

Kevin Tang
Chairman and Chief Executive Officer
Odonate Therapeutics, Inc.
4747 Executive Drive, Suite 510
San Diego, CA 92121

       Re: Odonate Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed September 27, 2019
           File No. 333-233990

Dear Mr. Tang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Ryan Murr, Esq.